Exhibit 99.1

Private and Confidential

Date 17 May 2022

NAVARRA SHIPPING CORPORATION

and

PELAYO SHIPPING CORPORATION (1)

as Borrowers

- and -

ALPHA BANK S.A. (2)

as Bank

SUPPLEMENTAL AGREEMENT

in relation to a Loan Agreement

dated 28 February 2022

for a loan facility of up to USD7,000,000

PIRAEUS

Index

Clause		Page No

1	INTERPRETATION	1

2	CONDITIONS PRECEDENT	1

3	REPRESENTATIONS AND WARRANTIES	2

4	AMENDMENTS TO LOAN AGREEMENT AND OTHER SECURITY DOCUMENTS	3

4	FURTHER ASSURANCES	12

5	FEES AND EXPENSES	13

6	NOTICES	13

7	SUPPLEMENTAL	13

8	LAW AND JURISDICTION	14

Schedule 1 Reference Rate Terms		16

Schedule 2 Cumulative Compounded RFR Rate		19

THIS SUPPLEMENTAL AGREEMENT is made on 17 May 2022

BETWEEN

(1)	NAVARRA SHIPPING CORPORATION and PELAYO SHIPPING CORPORATION as Borrowers (the “Borrowers”); and

(2)	ALPHA BANK S.A. as Bank (the “Bank”).

BACKGROUND

(A)	By a loan agreement dated 28 February 2022, the Bank made available to the Borrowers a loan facility of up to USD7,000,000 upon the terms and for the purposes therein specified.

(B)	The Bank has made a request to the Borrowers that the Screen Rate shall be replaced with the applicable new benchmark rate based on SOFR pursuant to Clause 3.7 of the Loan Agreement.

(C)

This Agreement sets out the terms and conditions on which the Borrowers agree, with effect on and from the date hereof, at the request of the Bank, to such replacement of the Screen Rate and the consequential amendments to the Loan Agreement.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Loan Agreement” means the Loan Agreement dated 28 February 2022 referred to in Recital (A), as the same may be amended and/or supplemented from time to time.

1.3	Application of construction and Interpretation provisions of Loan Agreement. Clauses 1.3 and 1.4 of the Loan Agreement apply, with any necessary modifications, to this Agreement.

2	CONDITIONS PRECEDENT

2.1	Conditions Precedent. The conditions referred to in Clause 2.1 are that the Bank shall have received the following documents:

2.1.1	Corporate documents

(a)	Certified Copies of all documents which evidence or relate to the constitution of each Borrower and the current corporate existence of each Borrower;

2.1.2	Corporate authorities

(b)

an original and legalised list of directors and officers of each Borrower specifying the names and positions of such persons, certified by an officer of such Borrower to be true, complete and up to date;

(c)

originals and legalised resolutions of the directors of each Borrower approving this Agreement and authorising the execution and delivery hereof and thereof and the performance of the relevant Borrower’s obligations hereunder, additionally certified by an officer of such Borrower as having been duly passed at a duly convened meeting of the directors of that Borrower and not having been amended, modified or revoked and being in full force and effect; and

(d)	an original and legalised power of attorney issued by each Borrower pursuant to such resolutions;

2.1.3	Material adverse change

evidence acceptable to the Bank that there has been no material adverse change in the financial position of the Borrowers from that (if any) described by the Borrowers to the Bank in the negotiation of the Loan Agreement and/or in any documents or statements already delivered to the Bank in connection therewith;

2.1.4	Laws of Marshall Islands: opinion

an opinion of Messrs Ince, special legal advisers to the Bank in respect of the laws of the Republic of Marshall Islands in form and substance acceptable to the Bank or confirmation that such opinions will be issued in the form required by the Bank;

2.1.5	London agent

documentary evidence that the agent for service of process named in Clause 18.2 of the Loan Agreement has accepted its appointment in respect of this Agreement;

2.1.6	Further opinions, etc.

any further opinions, consents, agreements and documents in connection with this Agreement which the Bank may reasonably request.

2.2

Conditions Subsequent. The Borrowers shall deliver or cause to be delivered to the Bank on, or as soon as practicable after, the Effective Date but in no event later than 10 Banking Days from the date hereof, the following additional documents and evidence:

2.2.1	the process agent acceptance letter referred to in Clause 2.1.6; and

2.2.2	any further opinions, consents, agreements and documents in connection with this Agreement which the Bank may reasonably request referred to in Clause 2.1.7.

A breach of this Clause 2.2 shall constitute an Event of Default.

3	REPRESENTATIONS AND WARRANTIES

3.1

Repetition of Loan Agreement representations and warranties. Each Borrower represents and warrants to the Bank that the representations and warranties in Clause 7 of the Loan Agreement, updated with appropriate modifications to refer to this Agreement, remain (save as otherwise taken into account by this Agreement) true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

3.2	The Borrowers hereby further represent and warrant to the Bank that as at the date of this Agreement:

(a)	they have full power to enter into and perform their obligations under this Agreement;

(b)

all necessary governmental or other official consents, authorisations, approvals, licences, consents or waivers for the execution, delivery, performance, validity and/or enforceability of this Agreement and all other documents to be executed in connection with the amendments to the Loan Agreement as contemplated hereby have been obtained and will be maintained in full force and effect throughout the Facility Period;

(c)

they have taken all necessary corporate and other action to authorise the execution, delivery and performance of their obligations under this Agreement and such other documents to which it is a party and such documents do or will upon execution thereof constitute the valid and binding obligations of the Borrowers enforceable in accordance with their respective terms;

(d)

the execution, delivery and performance of this Agreement and all such other documents as contemplated hereby does not and will not during the Facility Period constitute a breach of any contractual restriction or any existing applicable law, regulation, consent or authorisation binding on either Borrower or on any of its property or assets and will not result in the creation or imposition of any security interest, lien, charge or encumbrance (other than under the Security Documents) on any of such property or assets; and

(e)

they have fully disclosed in writing to the Bank all facts which they know are material for disclosure to the Bank in the context of this Agreement and all information furnished by the Borrowers or on their behalf relating to their business and affairs in connection with this Agreement was and remains true, correct and complete in all material respects and there are no other material facts or considerations the omission of which would render any such information misleading.

3.3	Repetition of representations and warranties

On each day throughout the Facility Period, the Borrowers shall be deemed to repeat the representations and warranties in clause 3.2 updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day.

4	AMENDMENTS TO LOAN AGREEMENT AND OTHER SECURITY DOCUMENTS

4.1	Specific amendments to Loan Agreement. With effect on and from the date hereof the Loan Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:

(a)	by adding in Clause 1.2 thereof each of the following definitions:

“Additional Banking Day” means any day specified as such in the Reference Rate Terms;

“Reference Rate Terms” means the terms set out in Schedule 4 (Reference Rate Terms) or in any Reference Rate Terms Supplement;

“Reference Rate Terms Supplement” means a document which:

(a)	is agreed in writing by the Borrowers and the Bank;

(b)	specifies the relevant terms which are expressed in this Agreement to be determined by reference to the Reference Rate Terms; and

has been made available to the Borrowers and the Bank;

“Central Bank Rate” has the meaning given to that term in the Reference Rate Terms;

“Central Bank Rate Adjustment” has the meaning given to that term in the Reference Rate Terms;

“Central Bank Rate Spread” has the meaning given to that term in the Reference Rate Terms;

“Compounded Reference Rate” means in relation to any Interest Period of the Loan or any part of the Loan, the percentage rate per annum which is the Cumulative Compounded RFR Rate for that Interest Period;

“Compounding Methodology Supplement” means, in relation to the Cumulative Compounded RFR Rate, a document which:

(a)	is agreed in writing by the Borrowers and the Bank;

(b)	specifies a calculation methodology for that rate; and

(c)	has been made available to the Borrowers and Bank;

“Cumulative Compounded RFR Rate” means, in relation to an Interest Period for the Loan or any part of the Loan, the percentage rate per annum determined by the Bank in accordance with the methodology set out in Schedule 5 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement;

“Daily Rate” means the rate specified as such in the Reference Rate Terms;

“Interest Payment” means the aggregate amount of interest that is, or is scheduled to become, payable under any Security Document;

“Lookback Period” means the number of days specified as such in the Reference Rate Terms;

“Market Disruption Rate” means the rate specified as such in the Reference Rate Terms;

“Relevant Market” means the market specified as such in the Reference Rate Terms;

“Replacement Reference Rate” means a reference rate which is:

(a)	formally designated, nominated or recommended as the replacement for the RFR by:

(i)	the administrator of the RFR (provided that the market or economic reality that such reference rate measures is the same as that measured by the RFR); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the “Replacement Reference Rate” will be the replacement under paragraph (ii) above; or

(b)	in the opinion of the Bank and the Borrowers, generally accepted in the international loan markets as the appropriate successor or alternative to the RFR; or

(c)	in the opinion of the Bank and the Borrowers, an appropriate successor or alternative to the RFR;

“Reporting Day” means the day specified as such in the Reference Rate Terms;

“Reporting Time” means the relevant time (if any) specified as such in the Reference Rate Terms;

“RFR” means the rate specified as such in the Reference Rate Terms.

“RFR Banking Day” means any day specified as such in the Reference Rate Terms.

“RFR Replacement Event” means:

(a)	the methodology, formula or other means of determining the RFR has, in the opinion of the Bank and the Borrowers, materially changed; or

(b)	(i)

(A)	the administrator of the RFR or its supervisor publicly announces that such administrator is insolvent; or

(B)

information is published in any order, decree, notice, petition or filing, however described, or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of the RFR is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide the RFR;

(ii)

the administrator of the RFR publicly announces that it has ceased or will cease, to provide the RFR permanently or indefinitely and, at that time, there is no successor administrator to continue to provide the RFR;

(iii)	the supervisor of the administrator of the RFR publicly announces that the RFR has been or will be permanently or indefinitely discontinued; or

(iv)	the administrator of the RFR or its supervisor announces that the RFR may no longer be used; or

(c)	the administrator of the RFR determines that the RFR should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Bank and the Borrowers) temporary; or

(ii)	the RFR is calculated in accordance with any such policy or arrangement for a period which is no less than 10 Additional Banking Days; or

in the opinion of the Bank and the Borrowers, that the RFR is otherwise no longer appropriate for the purposes of calculating interest under this Agreement;

(b)	by deleting the definitions of “Approved Broker”, “Banking Day”, “Break Costs” and “month” in Clause 1.2 thereof and replacing them with the following definitions:

“Approved Broker” means each of (i) H Clarkson & Co. Ltd. of St Magnus House, 3 Lower Thames Street, London EC3R 6HE, England, (ii) Arrow Research Ltd. of Harbour House, Chelsea Harbour, London SW10 0XE, England, (iii) SSY of Lloyds Chambers, 1 Portsoken Street, London E1 8PH, England, (iv) Maersk Broker K/S, Midtermolen 1, 2100 Copenhagen, Denmark, (v) E.A. Gibson Shipbrokers Ltd., Audrey House, 16-20 Ely Place, London EC1N 6SN, England, (vi) Golden Destiny of 57 Akti Miaouli Street, Piraeus GR-185 36, Greece and (vii) Allied Shipbroking Inc. of 48, Aigialeias Str., 4th floor, 15125 Maroussi, Greece, or such other reputable, independent and first class firm of shipbrokers specialising in the valuation of vessels of the relevant type appointed by the Bank and agreed with the Borrowers;

“Banking Day” means a day (other than Saturday or Sunday) on which banks are open for general business in Buenos Aires, Piraeus, Athens and New York City and in relation to:

(i)	any date for payment or purchase of dollars; or

(ii)	the determination of the first day or the last day of an Interest Period or otherwise in relation to the determination of the length of or rate for an Interest Period,

an Additional Banking Day;

“Break Costs” means any amount specified as such in the Reference Rate Terms; and

“month” means, in relation to an Interest Period (or any other period for the accrual of commission or fees), a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, subject to adjustment in accordance with the rules specified as Banking Day Conventions in and “months” and “monthly” shall be construed accordingly;”;

(c)	by deleting the definitions of “LIBOR”, “Quotation Day”, “Replacement Benchmark”, “Screen Rate” and “Screen Rate Replacement Event” in Clause 1.2 thereof;

(d)	by adding in the definition of “Security Documents” after the words “the Manager’s Undertakings” the words “, any Reference Rate Terms Supplement, any Compounding Methodology Supplement”;

(e)	by adding in Clause 1.3 thereof the following new paragraphs:

“1.3.16 references to the Bank’s “cost of funds” in relation to the Loan or any part of the Loan is a reference to the average cost (determined either on an actual or a notional basis) which the Bank would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of the Loan or that part of the Loan for a period equal in length to the Interest Period of the Loan or that part of the Loan;

1.3.17 a reference to a page or screen of an information service displaying a rate shall include:

(i)	any replacement page of that information service which displays that rate; and

(ii)

the appropriate page of such other information service which displays that rate from time to time in place of that information service, and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Bank after consultation with the Borrowers;

1.3.18	a reference to a “Central Bank Rate” shall include any successor rate to, or replacement rate for, that rate;

1.3.19	any Reference Rate Terms Supplement overrides anything in:

(i)	Schedule 4 (Reference Rate Terms); or

(ii)	any earlier Reference Rate Terms Supplement; and

1.3.20	a Compounding Methodology Supplement relating to the Cumulative Compounded RFR Rate overrides anything relating to that rate in:

(i)	Schedule 5 (Cumulative Compounded RFR Rate); or

(ii)	any earlier Compounding Methodology Supplement.”

(f)	by replacing Clause 3 thereof with the following clause:

“3.1	Normal interest rate

The Borrowers agree to pay interest on the Loan in respect of each Interest Period relating thereto on each Interest Payment Date at the rate per annum determined by the Bank to be the aggregate of (a) the Margin and (b) the Compounded Reference Rate for such period.

3.2	Selection of Interest Periods

The Borrowers may by notice received by the Bank not later than 10 a.m. on the third Banking Day before the start of each Interest Period request that such Interest Period shall have a length of any period specified in the Reference Rate Terms or such other period as the Borrowers may select and the Bank may agree.

3.3	Determination of Interest Periods

The length of each Interest Period shall be as requested by the Borrowers under clause 3.2 but so that:

3.3.1	the first Interest Period shall start on the Drawdown Date and each subsequent Interest Period shall start on the last day of the previous Interest Period;

3.3.2

if any Interest Period would otherwise overrun a Repayment Date, then, in the case of the last Repayment Date, such Interest Period shall end on such Repayment Date, and in the case of any other Repayment Date the Loan shall be divided into parts so that there is one part in the amount of the repayment instalment due on each Repayment Date falling in that Interest Period and having an Interest Period ending on the relevant Repayment Date and another part consisting of the balance of the Loan having an Interest Period ascertained in accordance with the other provisions of this clause 3; and

3.3.3	if the Borrowers fail to specify the length of an Interest Period in accordance with the provisions of clause 3.2 and this clause 3.3 such Interest Period shall last three months.

3.4	Default interest

If the Bank fails to receive any sum whatsoever on its due date for payment under any of the Security Documents, the Borrowers must pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Bank under this clause 3.4. The period starting on such due date and ending on such date of payment shall be divided into successive periods of not more than three (3) months as selected by the Bank each of which (other than the first, which shall start on such due date) shall start on the last day of the preceding such period. The rate of interest applicable to each such period shall be two (2.0) per cent per annum higher than the rate which would have been payable if such unpaid sum had, during the period of non-payment, constituted part of the Loan in the currency of such unpaid sum for successive Interest Periods, each of a duration selected by the Bank. Such interest shall be due and payable on the last day of each such period as determined by the Bank and each such day shall be treated as an Interest Payment Date, provided that if such unpaid sum is an amount of principal which became due and payable, by reason of a declaration by the Bank under clause 10.2 or a prepayment pursuant to clauses 4.3, 4.4, 8.2 or 12.1, on a date other than an Interest Payment Date relating thereto, the first such period selected by the Bank shall be of a length equal to the period between the due date of such principal sum and such Interest Payment Date and interest shall be payable on such principal sum during such period at a rate of two (2.0) per cent above the rate applicable immediately before it shall have become so due and payable. If, for the reasons specified in clause 3.6.1, the Bank is unable to determine a rate in accordance with the provisions of this clause 3.4, interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Bank to be two (2.0) per cent per annum above the aggregate of the Margin and the cost of funds to the Bank compounded at six (6) months intervals.

3.5	Notifications

3.5.1	The Bank shall promptly upon an Interest Payment being determinable notify the Borrowers of:

(a)	that Interest Payment;

(b)	each applicable rate of interest relating to the determination of that Interest Payment; and

(c)	to the extent it is then determinable, the Market Disruption Rate (if any) relating to the Loan or the relevant part of the Loan.

This paragraph (a) shall not apply to any Interest Payment determined pursuant to Clause 3.6.3 (Cost of funds).

3.5.2	The Bank shall promptly notify the Borrowers of the determination of a rate of interest relating to the Loan or any part of Loan to which Clause 3.6.3 (Cost of funds) applies.

3.5.3	This Clause 3.5 (Notifications) shall not require the Bank to make any notification to any Party on a day which is not a Banking Day.

3.6	Changes to calculation of Interest

3.6.1	Interest calculation if no RFR or Central Bank Rate

If:

(a)	there is no RFR or Central Bank Rate for the purposes of calculating the Cumulative Compounded RFR Rate during an Interest Period for the Loan or any part of Loan; and

(b)	“Cost of funds will apply as a fallback” is specified in the Reference Rate Terms,

Clause 3.6.3 (Cost of funds) shall apply to the Loan or the relevant part of the Loan for that Interest Period.

3.6.2	Market disruption

If:

(a)	a Market Disruption Rate is specified in the Reference Rate Terms; and

(b)	before the Reporting Time for the Loan or any part of the Loan, the Bank determines that its cost of funds relating to the Loan would be in excess of that Market Disruption Rate,

then Clause 3.6.3 (Cost of funds) shall apply to the Loan.

3.6.3	Cost of funds

(a)

If this Clause 3.6.3 (Cost of funds) applies to the Loan or any part of the Loan for an Interest Period, Clause 3.1 (Normal rate of interest) shall not apply to the Loan or the relevant part of the Loan for that Interest Period and the rate of interest on the Loan or the relevant part of the Loan for that Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the rate determined by the Bank as soon as practicable and in any event by the Reporting Time,

to be that which expresses as a percentage rate per annum its cost of funds relating to the Loan or the relevant part of the Loan.

(b)

If this Clause 3.6.3 (Cost of funds) applies and the Bank or the Borrowers so require, the Bank and the Borrowers shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c)	If any rate determined by the Bank under Clause 3.6.3(a)(ii) is less than zero, the relevant rate shall be deemed to be zero.

(d)	If this Clause 3.6.3 (Cost of funds) applies, the Bank shall, as soon as practicable, notify the Borrowers.

3.6.4	Break Costs

The Borrowers shall, within three Banking Days of demand by the Bank, pay to the Bank its Break Costs (if any) attributable to all or any part of the Loan being paid by the Borrowers on a day before the last day of an Interest Period for the Loan or the relevant part of the Loan.

3.6	Changes to reference rates

3.6.1	If an RFR Replacement Event has occurred, any amendment or waiver which relates to:

(a)	providing for the use of a Replacement Reference Rate in place of the RFR; and

(b)	any or all of the following:

(i)	aligning any provision of any Security Document to the use of that Replacement Reference Rate;

(ii)

enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(iii)	implementing market conventions applicable to that Replacement Reference Rate;

(iv)	providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(v)

adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Bank and the Borrowers.

3.6.2

An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on the Loan or any part of the Loan under this Agreement to any recommendation of a Relevant Nominating Body which:

(a)	relates to the use of the RFR on a compounded basis in the international loan markets; and

(b)	is issued on or after the date of this Agreement,

may be made with the consent of the Bank and the Borrowers.

3.7	Transition to a term-based rate

3.7.1

If there is extensive use of term-based rates in the loan markets, following the Borrowers’ written request, the Borrowers and the Bank shall negotiate and enter into a supplemental agreement to this Agreement in order to replace the provisions relating to the Cumulative Compounded RFR Rate with a term SOFR based rate mechanism or other term-based rate provisions prevailing in the loan markets at the time (and provided that the Bank has the technical ability for effecting such transition to a term-based rate mechanism). Such amendments will only be applied from the date on which the conditions in clause 3.8.2 below have been satisfied and throughout the rest of the Facility Period.

3.7.2

For the avoidance of doubt, no agreement between the Bank and the Borrowers regarding a term-based rate shall be or become effective under this clause 3.8.2, without the prior written consent of the Bank and unless and until:

3.7.2.1

the parties to this Agreement have executed any documents required to document such agreement (including an agreement supplemental to this Agreement and, if required, an addendum to each Mortgage) and any other documents requested by the Bank in its absolute discretion; and

3.7.2.2

the Borrowers have delivered to the Bank such documents and evidence of the type referred to in Schedule 2 (Conditions precedent) in relation to the documents referred to in paragraph (a) above as requested by the Bank in its absolute discretion, in each case in a form and substance satisfactory to the Bank.

3.8	Transition to a term-based rate

3.8.1

If there is extensive use of term-based rates in the loan markets, following the Borrowers’ written request, the Borrowers and the Bank shall negotiate and enter into a supplemental agreement to this Agreement in order to replace the provisions relating to the Cumulative Compounded RFR Rate with a term SOFR based rate mechanism or other term-based rate provisions prevailing in the loan markets at the time (and provided that the Bank has the technical ability for effecting such transition to a term-based rate mechanism). Such amendments will only be applied from the date on which the conditions in clause 3.8.2 below have been satisfied and throughout the rest of the Facility Period.

3.8.2	For the avoidance of doubt, no agreement between the Bank and the Borrowers regarding a term-based rate shall be or become effective under this clause 3.8.2 and unless and until:

(a)

the parties to this Agreement have executed any documents required to document such agreement (including an agreement supplemental to this Agreement and, if required, an addendum to each Mortgage); and

(b)

the Borrowers have delivered to the Bank such documents and evidence of the type referred to in Schedule 2 (Conditions precedent) in relation to the documents referred to in paragraph (a) above as requested by the Bank, in each case in a form and substance satisfactory to the Bank.”;

(g)	by deleting Clause 4.2 thereof and replacing it with the following:

“4.2	Voluntary prepayment

The Borrowers may, subject to giving no less than ten (10) RFR Banking Days (or such shorter period as the Bank may agree) prior notice to the Bank, prepay the Loan in whole or part (being USD350,000 or any larger sum which is a whole multiple of USD350,000) on any Interest Payment Date relating to the part of the Loan to be repaid without premium or penalty.”;

(h)	by deleting Clause 4.7.1 thereof and replacing it with the following:

“4.7.1

No prepayment may be effected under clause 4.2 unless the Borrowers shall have given the Bank at least ten (10) RFR Banking Days’ prior written notice of their intention to make such prepayment. Every notice of prepayment shall be effective only on actual receipt by the Bank, shall be irrevocable, shall specify the amount to be prepaid and shall oblige the Borrowers to make such prepayment on the date specified.”;

(i)	by deleting Clause 6.4 thereof and replacing it with the following:

“6.2	Calculations

6.2.1	Any interest, commission or fee accruing under a Security Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:

(i)	on the basis of the actual number of days elapsed and a year of 360 days; and

(ii)	subject to paragraph (b) below, without rounding.

6.2.2	The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by a Security Party under a Security Document shall be rounded to 2 decimal places.”;

(j)	by adding a new Clause 6.3.2 to read as follows:

“6.3.2	Any rules specified as “Banking Day Conventions” in the Reference Rate Terms, shall apply to each Interest Period”;

(k)	By adding as Schedule 4 and Schedule 5 thereof, Schedule 1 and Schedule 2 to this Agreement respectively;

(l)	by adding by construing references throughout to “this Agreement”, “hereunder” and other like expressions as if the same referred to the Loan Agreement as amended and supplemented by this Agreement.

4.2

Amendments to Security Documents. With effect on and from the date hereof each of the Security Documents other than the Loan Agreement, shall be, and shall be deemed by this Agreement to be, amended as follows:

(a)

the definition of, and references throughout each of the Security Documents to, the Loan Agreement and any of the other Security Documents shall be construed as if the same referred to the Loan Agreement and those Security Documents as amended and supplemented by this Agreement; and

(b)

by construing references throughout each of the Security Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Security Documents as amended and supplemented by this Agreement.

4.3

Security Documents to remain in full force and effect. The Security Documents shall remain in full force and effect as amended and supplemented by such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.

5	FURTHER ASSURANCES

5.1	Borrowers’ obligation to execute further documents etc. The Borrowers shall, and shall procure that any other party to any Security Document shall:

5.1.1

execute and deliver to the Bank (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Bank may, in any particular case, specify; and

5.1.2	effect any registration or notarisation or legalisation, give any notice or take any other step, which the Bank may, by written notice to the Borrower or other party, specify,

for any of the purposes described in Clause 5.2 or for any similar or related purpose.

5.2	Purposes of further assurances. Those purposes are:

5.2.1

validly and effectively to create any Encumbrance or right of any kind which the Bank intended should be created by or pursuant to the Loan Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

5.2.2	implementing the terms and provisions of this Agreement.

5.3

Terms of further assurances. The Bank may specify the terms of any document to be executed by the Borrowers or any other party under Clause 5.1, and those terms may include any covenants, powers and provisions which the Bank considers appropriate to protect its interests.

5.4	Obligation to comply with notice. The Borrowers shall comply with a written notice under Clause 5.1(b) by the date specified in the notice.

5.5

Additional corporate action. At the same time as the Borrowers or any other party deliver to the Bank any document executed under Clause 5.1(a), each Borrower or such other party shall also deliver to the Bank a certificate signed by that Borrower or that other party’s directors which shall:

(a)	set out the text of resolutions of that Borrower or that other party’s directors specifically authorising the execution of the document specified by the Bank; and

(b)

state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under that Borrower’s or that other party’s articles of association or other constitutional documents.

6	FEES AND EXPENSES

6.1

Fees and Expenses. The provisions of Clause 5 (Fees and Expenses) of the Loan Agreement shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

7	NOTICES

7.1

General. The provisions of Clause 16 (Notices and other matters) of the Loan Agreement shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8	SUPPLEMENTAL

8.1	Counterparts. This Agreement may be executed in any number of counterparts.

8.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

9	LAW AND JURISDICTION

9.1

Incorporation of the Loan Agreement provisions. The provisions of Clause 18 (Governing Law) and Clause 19 (Jurisdiction) of the Loan Agreement shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

THE BORROWERS

SIGNED by Maria Trivela	)
attorney-in-fact for and on behalf of	)	/s/ Maria Trivela
NAVARRA SHIPPING CORPORATION	)	Maria Trivela

in the presence of:
PANAGIOTIS FOKAS Ince Akti Miaouli 47-49 Piraeus 185 36 Greece		/s/ Panagiotis Fokas Panagiotis Fokas

SIGNED by Maria Trivela	)
attorney-in-fact for and on behalf of	)	/s/ Maria Trivela
PELAYO SHIPPING CORPORATION	)	Maria Trivela

in the presence of:
PANAGIOTIS FOKAS Ince Akti Miaouli 47-49 Piraeus 185 36 Greece		/s/ Panagiotis Fokas Panagiotis Fokas

THE BANK

SIGNED by EVANGELIA MAKRI	)
and by CHRISTINA ARONI	)
for and on behalf of	)
ALPHA BANK S.A.	)	/s/ E. Makri	/s/ Ch. Aroni
		E. Makri	Ch. Aroni

in the presence of:

/s/ Dimitra Orfanioti